Exhibit 99.1

The share exchange described in this document involves the securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial Statements included in this document have been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

April 28, 2010

Company Name:  Mitsubishi Chemical Holdings Corporation
(Stock Code: 4188)
Name of Representative: Yoshimitsu Kobayashi, Representative Director, Member of the Board, President & Chief Executive Officer

Company Name: Mitsubishi Rayon Co., Ltd. (Stock Code: 3404) Name of Representative: Masanao Kambara, Representative Director, Member of the Board, President & Chief Executive Officer

Notification with Respect to Mitsubishi Rayon Co., Ltd. Becoming a Wholly-Owned Subsidiary
of Mitsubishi Chemical Holdings Corporation through a Share Exchange

Mitsubishi Chemical Holdings Corporation (“MCHC”) and Mitsubishi Rayon Co., Ltd. (“MRC”) resolved, at their respective meetings of the Board of Directors held on April 28, 2010, to conduct a share exchange (the “Share Exchange”) through which MCHC will become the parent company and sole shareholder of MRC and MRC will become a wholly-owned subsidiary of MCHC, and entered into an agreement concerning the Share Exchange (the “Share Exchange Agreement”) on the same day.  In connection with the foregoing, we would like to provide notice of the following.

MCHC plans to implement the Share Exchange without obtaining the approval at a general meeting of its shareholders in accordance with “simplified share exchange” (kan-i kabushiki kokan) procedures pursuant to Article 796, Paragraph 3 of the Companies Act of Japan (the “Companies Act”).  MRC plans to obtain approval of the Share Exchange Agreement at the ordinary general meeting of its shareholders scheduled to be held on June 29, 2010.

In addition, prior to the effective date of the Share Exchange (scheduled to be October 1, 2010, the “Effective Date”), the shares of MRC will be delisted from the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) and the Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”) on September 28, 2010 (the last day on which the shares of MRC will be traded on these exchanges is scheduled to be September 27, 2010).

1.	Purpose of Making MRC a Wholly-Owned Subsidiary of MCHC through the Share Exchange

As previously announced in the press release entitled “Notification with Respect to Commencement of Tender Offer for Shares of Mitsubishi Rayon Co., Ltd.” dated February 16, 2010, and the amending press releases dated February 18, 2010 and March 2, 2010 (collectively, the “Press Releases Concerning the Tender Offer”), MCHC implemented a tender offer (the “Tender Offer”) for the shares of MRC between February 17, 2010 and March 19, 2010, with the aim of making MRC its wholly-owned subsidiary.  As a result, as of April 28, 2010, MCHC holds 447,432,313 shares of MRC (representing 74.57% of the total number of issued and outstanding shares of MRC (599,997,820 shares as of April 28, 2010) and 78.19% of the total voting rights of all shareholders of MRC (see Note below)).

As detailed in the Press Releases Concerning the Tender Offer, MCHC had planned to make MRC its wholly-owned subsidiary.  If MCHC is unable to acquire all of the issued and outstanding shares of MRC through the Tender Offer (excluding treasury shares of MRC), MCHC had planned to acquire all of the issued and outstanding shares of MRC (excluding shares of MRC held by MCHC) through a share exchange, following the completion of the Tender Offer, to make MCHC the sole shareholder of MRC and MRC a wholly-owned subsidiary of MCHC after the share exchange.

As mentioned above, MCHC was unable to acquire all of the issued and outstanding shares of MRC (excluding treasury shares of MRC) through the Tender Offer.  Therefore, MCHC and MRC have decided, to make MRC a wholly-owned subsidiary of MCHC through the Share Exchange as originally planned.

(Note)
Represents the total number of voting rights of MRC held by MCHC (447,432 units) in the total number of voting rights of shareholders of MRC (572,226 units).  Because shares constituting less than a whole unit and cross-held shares were also subject to the Tender Offer, the “Total Number of Voting Rights of Shareholders and Other Parties” (572,226 units) after the completion of the Tender Offer was calculated by adding (a) the number of voting rights corresponding to the shares constituting less than a whole unit and cross-held shares (3,722 units) to (b) the total number of voting rights of all shareholders of MRC as of September 30, 2009 (568,504 units), as reported in the 85th Third Quarter Securities Report submitted by MRC to the Kanto Local Finance Bureau on February 12, 2010.  The 3,722 units of voting rights corresponding to the shares constituting less than a whole unit and cross-held shares (3,722,048 shares) was calculated by adding (a) 18,000 cross-held shares as of September 30, 2009 to (b) number of shares constituting less than a whole unit computed by subtracting 772 treasury shares constituting less than a whole unit held by MRC as of September 30, 2009 from the total number of shares constituting less than a whole unit as of September 30, 2009 as reported in the 85th Third Quarter Securities Report (3,704,820 shares).  The figure is rounded to the nearest hundredth of a percent.

The purpose of making MRC a wholly-owned subsidiary of MCHC has been described in the Press Releases Concerning the Tender Offer and a press release of MRC dated February 16, 2010 entitled “Announcement of Opinion with Respect to Tender Offer conducted by Mitsubishi Chemical Holdings Corporation for Shares of Mitsubishi Rayon Co., Ltd.,” however, we have extracted the purpose again below.

MCHC was established as a pure holding company in October 2005 through a stock-for-stock exchange of Mitsubishi Chemical Corporation (head office: Minato-ku, Tokyo; President: Yoshimitsu Kobayashi; hereinafter, “Mitsubishi Chemical”) and Mitsubishi Pharma Corporation (“Mitsubishi Pharma”), a subsidiary of Mitsubishi Chemical at the time, pursuant to which both companies became wholly-owned subsidiaries of MCHC.  Subsequently, in October 2007, MCHC made Mitsubishi Plastics, Inc. (head office: Chuo-ku, Tokyo; President: Hiroshi Yoshida; hereinafter, “Mitsubishi Plastics”) a subsidiary of Mitsubishi Chemical, a direct subsidiary of MCHC, and Mitsubishi Pharma merged with Tanabe Seiyaku Co., Ltd. to become Mitsubishi

Tanabe Pharma Corporation (head office: Osaka city, Osaka; President: Michihiro Tsuchiya; hereinafter “Mitsubishi Tanabe Pharma”) a listed subsidiary in October 2007.  At present, with MCHC as a holding company, and with Mitsubishi Chemical, Mitsubishi Plastics and Mitsubishi Tanabe Pharma as its core operating business companies, The MCHC Group operates its business in the three business domains of Performance Products, Health Care and Chemicals.  In April 2009, MCHC established a direct subsidiary, The KAITEKI Institute, Inc., as a research institute that conducts research and studies relating to future societal trends.

On the other hand, since being established in June 1933 as a manufacturing company of rayon staple, MRC has developed its core business operations in the fields of synthetic fibers and synthetic resins and now the cornerstone of these businesses is methyl methacrylate (“MMA”) and acrylonitrile monomer operations.  In its MMA business, through the establishment of a unified business structure with products ranging from chemicals to functional plastics and functional chemicals, MRC has grown to enjoy the number one position in Asia.  Following the completion of the acquisition of UK-based Lucite International Group Limited (“Lucite”) in May 2009, MRC enjoys the largest MMA business operations in the world.  In its acrylonitrile monomer business, MRC has established a unified system in the production of carbon-fiber precursors, carbon fibers and composite materials, and will continue to pursue growth whilst developing water treatment business using hollow fiber membranes.

In its core chemicals business, the MCHC Group faces a harsh operating environment due to factors such as declining demand and falling product prices accompanying the slowdown of the world economy; volatile price movements for crude oil and other raw materials; and the strengthening of the yen.  Moreover, Japanese companies have inevitably suffered relative declines in international competitiveness due to the emergence of Chinese companies having an enormous market and Middle Eastern companies, which boast overwhelming strong competitiveness in commodity chemicals markets.  Furthermore, amid increasingly active movements toward large-scale business restructurings, mainly in Europe and the United States, chemicals-related businesses unavoidably face intensifying global competition, increased internationalization of business activities, and initiatives for realizing large business scales.

In response to such circumstances, MCHC is implementing APTSIS 10, the MCHC Group’s mid-term management plan that is based on a fundamental policy: “respond swiftly to economic contraction by structural reforms, accelerated innovation and leaping ahead.”  In keeping with APTSIS 10, MCHC is undertaking a drastic business restructuring by concentrating investments on existing growth businesses and scaling back or withdrawing from low-profit businesses; accelerating M&A and R&D activities to realize high performance and high added-value in businesses and to quickly launch new businesses; and expanding overseas businesses to strengthen its international competitiveness.

On the other hand, based on the same recognition of the environment, MRC is promoting thorough business portfolio management in accordance with its mid-term management plan New Design MRC (the “New Design MRC Plan”), with the fundamental objectives to “establish and develop the top-ranking business units in the global markets” and “achieve sales revenue of 1 trillion yen and operating profit of 100 billion yen by 2018.”  The acquisition of Lucite gives MRC an important foothold and represents a significant step forward as a company that carries out operations globally.

As described above, MCHC and MRC are implementing their own respective measures to respond to the present harsh business environment.  However, with the aim of becoming a corporate group that can survive the expected increasingly severe global competition, MCHC and MRC have reached an agreement to carry out a management integration (the “Management Integration”), pursuant to which MRC will be integrated into the business group of MCHC (the “MCHC Group”), which is the holding company of the business group, and to conduct the Tender Offer, under which MCHC will acquire all of MRC’s shares.  Under the agreement, MRC will become a new core business company of the MCHC Group, with MCHC serving as the pure holding company, which will enable both companies to consolidate management resources, achieve an expansion in corporate scale and establish a solid business foundation while strengthening business competitiveness and fortifying development capabilities.

The Management Integration will allow the MCHC Group to expand its corporate scale to better respond to an era of global competition, which is a key issue addressed under APTSIS 10, in addition to enabling the MCHC Group to acquire a new core business in the form of MRC’s MMA business.  The MCHC Group will also acquire businesses that include the carbon fiber and composite materials businesses, for which demand is expected to expand rapidly, as well as the water treatment business.  Consequently, the MCHC Group will be able to accelerate its current shift toward high added-value businesses and anticipates synergies in carbon fiber and composite materials, water treatment and such specialty chemicals as additives and coatings.  MCHC also expects to realize cost synergies through the integration of logistics, purchasing and procurement, and business bases as well as through the integration of similar functions carried out by affiliated companies.  Also, the addition of MRC and its strong business foundations in Asia, Europe and the United States will enable the MCHC Group to further bolster and accelerate the development of its global business operations.

On the other hand, through the Management Integration, MCHC believes that MRC will be able to utilize the strong business foundation and excellent management resources of the MCHC Group in working to attain the key tasks of the New Design MRC Plan.  These tasks include acceleration of growth of MMA-related businesses and cultivation and expansion of next-generation core businesses such as carbon fiber and composite materials as well as water treatment.  As a result, MRC expects to accelerate the realization of a fundamental objective of the New Design MRC Plan, namely, to “establish and develop the top-ranking business units in the global markets” by the synergy effects in the MCHC Group.  MRC’s participation in the Management Integration will also lead to an upgrading, expansion, and strengthening of human resources and other management resources.

In the event the Management Integration is completed, in order to become a corporate group that can succeed among the severe global competition, MCHC will strive for prompt realization of the synergies described above, as well as allocating management resources within the MCHC Group in the most appropriate manner and strengthening developmental capability and business competitiveness with the aim of maximizing profit of the MCHC Group as a whole.

2.	Summary of the Share Exchange

(1)	Schedule of the Share Exchange

Record date of general meeting of shareholders of MRC	Wednesday, March 31, 2010
Meetings of the Boards of Directors of MCHC and MRC (Resolution to approve the Share Exchange)	Wednesday, April 28, 2010
Execution of the Share Exchange Agreement between MCHC and MRC	Wednesday, April 28, 2010
General meeting of shareholders of MRC (approval of the Share Exchange Agreement)	Tuesday, June 29, 2010 (scheduled)
Date of final trading of shares of MRC	Monday, September 27, 2010 (scheduled)
Date of delisting of shares of MRC	Tuesday, September 28, 2010 (scheduled)
Effective Date of the Share Exchange	Friday, October 1, 2010 (scheduled)

(Note 1)
MCHC plans to implement the Share Exchange without obtaining the approval at a general meeting of its shareholders in accordance with “simplified share exchange” procedures pursuant to Article 796, Paragraph 3 of the Companies Act.

(Note 2)	The above schedule may be changed upon discussion between MCHC and MRC.

(2)	Form of the Share Exchange

Through the Share Exchange, MCHC will become the sole shareholder of MRC, and MRC will become a wholly-owned subsidiary of MCHC.  MCHC plans to implement the Share Exchange without obtaining the approval at a general meeting of its shareholders in accordance with “simplified share exchange” procedures pursuant to Article 796, Paragraph 3 of the Companies Act.

(3)	Allocation of Shares in the Share Exchange

Name of Company	Mitsubishi Chemical Holdings Corporation (Parent Company and Sole Shareholder after the Share Exchange)	Mitsubishi Rayon Co., Ltd. (Wholly-Owned Subsidiary after the Share Exchange)
Detail of allocation of shares in the Share Exchange	1	0.80
Number of shares to be allocated in the Share Exchange	99,834,988 shares of common stock of MCHC (scheduled)

(Note 1)	Share Allocation Ratio

In the Share Exchange, MCHC plans to allocate and deliver 0.80 shares of common stock of MCHC for one share of common stock of MRC; provided, however, that shares will not be allocated through the Share Exchange in exchange for the 447,432,313 shares of MRC that are held by MCHC (as of April 28, 2010).

(Note 2)	Number of Shares to be Delivered in the Share Exchange

In the Share Exchange, MCHC will allocate to the shareholders of MRC as of the day immediately preceding the acquisition by MCHC through the Share Exchange of all issued and outstanding shares of MRC (the “Base Time”) shares of its common stock in exchange for their shares of common stock of MRC they hold.  The total number of shares of common stock to be allocated and delivered by MCHC through the Share Exchange shall be calculated by multiplying the total number of shares of common stock of MRC held by MRC’s shareholders by 0.80.

MCHC intends to use its treasury shares (129,540,802 shares of common stock as of September 30, 2009) for such allocation, as well as shares of common stock it will buy back by the Effective Date of the Share Exchange from its shareholders upon the exercise of his or her statutory put right for shares constituting less than a whole unit.  In addition, pursuant to a resolution at a meeting of the Board of Directors scheduled to be held by the day prior to the Effective Date of the Share Exchange, MRC intends to cancel by the Base Time, all of the treasury shares it holds, including shares which MRC will acquire from its shareholders until the Base Time (as of September 30, 2009, MRC holds 27,771,772 treasury shares).

(Note 3)	Shares Constituting Less Than a Whole Unit

Shareholders who will hold shares of MCHC constituting less than a whole unit (“Shares Constituting Less Than a Whole Unit”) as a result of the Share Exchange may use the following programs with respect to shares of MCHC:

(i)	Additional purchase program (kaimashi seido) for Shares Constituting Less Than a Whole Unit (purchase of additional shares to constitute one unit)

The additional purchase program allows shareholders of MCHC who hold Shares Constituting Less Than a Whole Unit to request MCHC to sell additional shares to such shareholders in such number necessary to constitute one unit (500 shares), pursuant to Article 194, Paragraph 1 of the Companies act.

(ii)	Statutory Put Right (kaitori seido) for Shares Constituting Less Than a Whole Unit (sale of shares constituting less than a whole unit)

The statutory put right is a right for MCHC’s shareholders who hold Shares Constituting Less Than a Whole Unit to request MCHC to purchase their Shares Constituting Less Than a Whole Unit, pursuant to Article 192, Paragraph 1 of the Companies Act.

(Note 4)	Fraction Constituting Less Than One Share

With respect to MRC shareholders who would receive fraction constituting less than one share of MCHC through the Share Exchange, MCHC will, pursuant to Article 234 of the Companies Act, distribute cash proceeds from sales of the shares the number of which will be equivalent to the aggregate number of such fractional shares (if there is a fractional number of shares constituting less than one share in such aggregate number, such fractional shares will be truncated) in an amount proportionate to the fraction that such MRC shareholder would have held.

(4)	Stock Acquisition Rights and Bonds with Stock Acquisition Rights

MRC, which will become a wholly-owned subsidiary of MCHC through the Share Exchange, does not issue stock acquisition rights or bonds with stock acquisition rights.

3.	Basis of the Calculation of the Share Exchange Ratio

(1)	Basis of the Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio (the “Share Exchange Ratio”) in the Share Exchange, MCHC and MRC decided to request independent third party appraisers to calculate the Share Exchange Ratio.  MCHC appointed Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”) and MRC appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”), respectively, as third party appraisers.

After analyzing the facts, various conditions, results and other factors of the Tender Offer which was conducted prior to the Share Exchange, Mitsubishi UFJ Securities conducted valuations of the shares of MCHC by adopting the average market price method, because shares of MCHC are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange and market prices were available.  The valuations involved consideration of various conditions, and were based on the average closing prices of the shares of MCHC on the first section of the Tokyo Stock Exchange using April 26, 2010 as the valuation date, for the following periods: (i) one-week period from April 20, 2010 until April 26, 2010, which resulted in JPY471; (ii) from April 14, 2010 (the business day following the date on which MCHC published a press release with respect to the administrative action related to violation of the Pharmaceutical Affairs Act of Japan against Mitsubishi Tanabe Pharma Corporation, a consolidated subsidiary of MCHC) until April 26, 2010, which resulted in JPY471; and (iii) from March 23, 2010 (the business day following the completion of the Tender Offer) until April 26, 2010, which resulted in JPY474.

With respect to the value of the shares of MRC, Mitsubishi UFJ Securities reviewed, for the period from the completion of the Tender Offer until the execution of the Share Exchange

Agreement, whether there were any events that had a material impact on the asset and management conditions of MRC on or after February 16, 2010 (the date on which the tender offer price in the Tender Offer was calculated).  As a result of the review, Mitsubishi UFJ Securities concluded that there was no particular fact that had an impact on the share value of MRC beyond the assumption and valuation as of February 16, 2010, and determined that the share value of MRC shall be JPY380, the same price as the purchase price (the “Purchase Price”) of MRC’s share in the Tender Offer.

Based on the above valuation conducted by Mitsubishi UFJ Securities, the value of each share of common stock of MRC for each share of common stock of MCHC, assuming one share of MCHC has a value of one, is as follows:

Mitsubishi Chemical Holdings Corporation (Parent Company and Sole Shareholder after the Share Exchange)	Mitsubishi Rayon Co., Ltd. (Wholly-Owned Subsidiary after the Share Exchange)
1	Between 0.80 and 0.81

When calculating the Share Exchange Ratio to be applied for the shares of MCHC, Mizuho Securities employed the market price method, the comparable companies comparison method, and the discount cash flow method (“DCF method”).  With respect to the shares of MRC, Mizuho Securities concluded that there has not been any material fact that had an impact on the share value of MRC beyond the assumption and valuation as of the date Mizuho Securities conducted valuation of the Purchase Price of MRC’s share in the Tender Offer, and conducted valuation using the Purchase Price of MRC’s share in the Tender Offer as its share value.  Under the market price method, Mizuho Securities used April 27, 2010 as the valuation record date (“Valuation Record Date”) and analyzed (i) the simple average closing price of the shares of MRC on the first section of the Tokyo Stock Exchange (“the Closing Price”) for the week period from April 21, 2010 until the Valuation Record Date, (ii) the simple average Closing Price for the period from April 14, 2010, the business day following the date on which MCHC published a press release with respect to the administrative action related to violation of the Pharmaceutical Affairs Act of Japan against Mitsubishi Tanabe Pharma Corporation, a consolidated subsidiary of MCHC, until the Valuation Record Date, (iii) the simple average Closing Price for the one-month period from March 29, 2010 until the Valuation Record Date, (iv) the simple average Closing Price for the period from March 23, 2010, the business day following the completion of the Tender Offer, until the Valuation Record Date, and (v) the simple average Closing Price for the three-month period from January 28, 2010 until the Valuation Record Date.  The results of the calculations of the Share Exchange Ratio, assuming one share of MCHC has a value of one, ranged as follows:

Valuation Method	Results of the Share Exchange Ratio Valuation
Market price method	Between 0.79 and 0.87
Comparable companies comparison method	Between 0.58 and 0.90
DCF method	Between 0.72 and 0.87

When calculating the Share Exchange Ratio, Mizuho Securities used the information furnished by MCHC and MRC and information and other materials that were publicly available.  In using such information, Mizuho Securities assumed, among others, that (i) all such information and materials are accurate and complete and (ii) there are no facts which may have a material impact on the calculation of the Share Exchange Ratio that have not been disclosed to Mizuho Securities, and did not independently verify the accuracy and completeness of the information and materials.  Furthermore, Mizuho Securities did not independently valuate or assess the assets and liabilities of both companies and their subsidiaries and affiliates (including contingent liabilities); provided, however, that Mizuho Securities did not incorporate the value or figures of contingent liabilities or off-the-book liabilities as a basis for the calculation so long as such Mizuho Securities cannot verify the value or figures of contingent liabilities or off-the-book liabilities.  Calculation conducted by Mizuho Securities reflects information and economic conditions as of April 28, 2010.  With respect to financial forecasts (including profit plans and other information) of MCHC and MRC, Mizuho Securities assumed that such forecasts were reasonably prepared based on the best estimates and judgment of the management of the two companies available at the time, and Mizuho Securities made certain amendments to such forecasts after obtaining consent from MRC.

In its share exchange ratio report, J.P. Morgan adopted the average market price method, the comparable companies comparison method and the DCF method to calculate the value per share of common stock of MCHC.  Under the average market price method, J.P. Morgan used the Valuation Record Date and analyzed (i) the Closing Price of the Valuation Record Date, (ii) the volume weighted average price (the “VWAP”) for the one-month period until the Valuation Record Date, and (iii) the VWAP for the three-month period until the Valuation Record Date.  With respect to the calculation of the value per share of common stock of MRC, based on MRC’s confirmation that there was no material fact that had an impact on the financial condition and earnings projections or future business forecasts of MRC and has not been disclosed to J.P. Morgan since February 16, 2010, the date on which J.P. Morgan calculated the tender offer price in the Tender Offer, J.P. Morgan evaluated that the value per share of common stock of MRC as JPY 380, the same price as the Purchase Price of MRC’s share in the Tender Offer.  Based on the above methods, the Share Exchange Ratio, assuming one share of MCHC has a value of one, ranged as follows.  For details of preconditions and disclaimer applicable to valuation of the Share Exchange Ratio, please refer to descriptions in “(Note)” on pages 15 of this press release.

Valuation Method	Range of the Share Exchange Ratio Valuation
Average market price method	Between 0.77 and 0.86
Comparable companies comparison method	Between 0.62 and 0.87
DCF method	Between 0.70 and 0.87

(2)	Background of the Calculation

After careful consideration based on the calculation results of the Share Exchange Ratio received from their respective third party appraisers, and based on consideration of various conditions and results of the Tender Offer, the market price of the shares of MCHC and other factors MCHC and MRC engaged in negotiations and a series of discussions with respect to the valuation of the shares of MRC and determined that the share price of MRC and the Purchase Price of the Tender Offer, as described in this press release, would be set at the same price.  As a result, MCHC and MRC have determined that the Share Exchange Ratio as set forth under “2. (3) Allocation of Shares in the Share Exchange” is appropriate and does not damage the interests of the shareholders of either company.  Pursuant to such determination, the Board of Directors of MCHC and the Board of Directors of MRC, at their respective meetings held on April 28, 2010, approved the Share Exchange, and accordingly, MCHC and MRC executed the Share Exchange Agreement on April 28, 2010.

The results of the aforementioned calculations of the Share Exchange Ratio furnished by the third party appraisers do not constitute opinions with respect to the fairness of the Share Exchange Ratio in the Share Exchange.

Furthermore, the Share Exchange Ratio in the Share Exchange may be changed, upon discussions between MCHC and MRC, if significant changes occur to the various conditions that form the basis of the calculation.

(3)	Relationship with the Appraisers

Mitsubishi UFJ Securities, the third party appraiser of MCHC, and Mizuho Securities and J.P. Morgan, the third party appraisers of MRC, are independent from both MCHC and MRC.  Neither Mitsubishi UFJ Securities, Mizuho Securities nor J.P. Morgan is a related party of MCHC and MRC and has no material interest in either party.

(4)	Expected Delisting and Reasons for the Delisting

As a result of the Share Exchange, MRC will become a wholly-owned subsidiary of MCHC on the Effective Date (scheduled on October 1, 2010).  The shares of MRC is scheduled to be delisted as of September 28, 2010.  The last day on which the shares of MRC will be traded is scheduled to be September 27, 2010.  After the shares of MRC is delisted, such shares will no longer be able to be traded on the Tokyo Stock Exchange or the Osaka Securities Exchange.

The shares of MCHC, which will be allocated to shareholders of MRC through the Share Exchange, is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and therefore can be traded on the stock exchanges after the Effective Date of the Share Exchange.  The shareholders of MRC who hold 625 or more shares of MRC and who will receive shares in the amount equivalent to, or in excess of, 500 shares of MCHC which are necessary to constitute one whole unit, will continue to have access to stock liquidity after the Share Exchange.

On the other hand, shareholders of MRC who hold less than 625 shares of MRC will receive less than 500 shares of MCHC through the Share Exchange, or Shares Constituting Less Than a Whole Unit, which may not be sold on the stock exchanges.  Such shareholders may exercise their statutory put rights to MCHC for the Shares Constituting Less Than a Whole Unit.  Alternatively, to the extent permitted by laws and regulations, such shareholders may purchase additional shares from MCHC, so that together with their Shares Constituting Less Than a Whole Unit will constitute one unit.  For further information, please refer to “2. (3) (Note 3) Shares Constituting Less Than a Whole Unit” above.  In addition, in the event that shareholders receive fractional shares constituting less than one share through the Share Exchange, please refer to “2. (3) (Note 4) Fraction Constituting Less Than One Share” above.

Furthermore, the purpose of making MRC a wholly-owned subsidiary of MCHC through the Share Exchange is as described under “1.  Purpose of Making MRC a Wholly-Owned Subsidiary of MCHC through the Share Exchange” above, and is not for the purpose of delisting the shares of MRC.

(5)	Measures to Ensure Fairness

As described under “1. Purpose of Making MRC a Wholly-Owned Subsidiary of MCHC through the Share Exchange” above, because MCHC holds 74.57% of the issued and outstanding shares of common stock of MRC, in order to ensure the fairness and appropriateness of the allocation of shares in the Share Exchange, both MCHC and MRC, respectively, as described under “3.  (1)　Basis of the Calculation,” decided to request third party appraisers independent from both companies to calculate the Share Exchange Ratio, and received the calculation results.  Based on those calculation results, both companies conducted review and held negotiations and discussions, and decided to conduct the Share Exchange using the Share Exchange Ratio in the Share Exchange as agreed upon.  As measures to ensure the fairness of the Share Exchange, MCHC received on April 27, 2010, as reference materials in verifying the Share Exchange Ratio, a share exchange ratio valuation report from Mitsubishi UFJ Securities.  MCHC has not obtained an opinion (fairness opinion) from their respective third party appraisers with respect to the fairness of the Share Exchange Ratio in the Share Exchange.  As measures to ensure the fairness of the Share Exchange, MRC received on April 28, 2010, as reference materials in verifying the Share Exchange Ratio, a share exchange ratio valuation report from Mizuho Securities and J.P. Morgan, respectively.  Furthermore, in addition to the share exchange ratio calculation report, MRC has received on April 28, 2010 opinion letters from Mizuho Securities and J.P. Morgan, respectively, stating that, with certain preconditions, the Share Exchange Ratio is appropriate for the shareholders of MRC from a financial point of view.

In submitting the opinion letter, Mizuho Securities used the information furnished by MCHC and MRC and information and other materials that were publicly available.  In using such information Mizuho Securities assumed, among others, that (i) all such information and materials are accurate and complete and (ii) there are no facts which may have a material impact on the calculation of the Share Exchange Ratio that have not been disclosed to Mizuho Securities, and did not independently verify the accuracy and completeness of the information and materials.  Furthermore, Mizuho Securities did not independently valuate or assess the assets and liabilities of both companies and their subsidiaries and affiliates (including contingent liabilities), and assumed that contingent liabilities or off-the-book liabilities were not used in the calculation of the assets and liabilities if facts underlying such contingent liabilities or off-the-book liabilities were uncertain.  Calculation conducted by Mizuho Securities reflects information and economic conditions as of April 28, 2010.  With respect to financial forecasts (including profit plans and other information) of MCHC and MRC, Mizuho Securities assumed that such forecasts were reasonably prepared based on the best estimates and judgment of the management of the two companies available at the time, and Mizuho Securities made certain amendments to such forecasts after obtaining consent from MRC.

J.P. Morgan has submitted the opinion letter, with preconditions and certain other conditions set forth in the opinion letter, to the Board of Directors of MRC, only as a reference material for the evaluation of the Share Exchange Ratio.  The opinion letter is not intended to make any recommendations with respect to any actions to be taken by the shareholders of MRC in exercising their voting rights at the general meeting of shareholders of MRC to be convened with respect to the Share Exchange and other matters.  The opinion letter is dated as of April 28, 2010, and is based on information as of April 28, 2010.  For details of preconditions and disclaimer applicable to the opinion letter, please refer to descriptions in “(Note)” on pages 15 of this press release.

(6)	Measures to Avoid Conflicts of Interest

As of April 28, 2010, the date on which the Boards of Directors of MCHC and MRC resolved to implement the Share Exchange, the Parties do not have any personnel relationships such as the mutual dispatch of executive employees to each other’s companies.

4.	Description of Parties to the Share Exchange (Note 1)

		Parent Company and Sole Shareholder after the Share Exchange	Wholly-Owned Subsidiary after the Share Exchange
(1)	Trade Name	Mitsubishi Chemical Holdings Corporation	Mitsubishi Rayon Co., Ltd.
(2)	Address	14-1, Shiba 4-chome, Minato-ku, Tokyo	6-41, Konan 1-chome, Minato-ku, Tokyo
(3)	Name and Title of Representative	Yoshimitsu Kobayashi, Representative Director, Member of the Board, President & Chief Executive Officer	Masanao Kambara, Representative Director, Member of the Board, President & Chief Executive Officer
(4)	Business Description	Management of the business activities of its group companies (including strategy planning for the whole group and distribution of resources)	Chemical and plastics business, acrylic fibers & AN monomer and derivatives business, carbon fibers & composite materials business, acetate fibers & membranes and others business
(5)	Paid-in Capital	JPY 50,000 million (as of April 28, 2010) (Note 2)	JPY 53,229 million (as of April 28, 2010)

(6)	Date of Incorporation	October 3, 2005	June 1, 1950
(7)	Number of Issued and Outstanding Shares	1,506,288,107 shares (as of April 28, 2010) (Note 2)	599,997,820 shares (as of April 28, 2010)
(8)	Fiscal Year End	March 31	March 31
(9)	Number of Employees	45,998 (consolidated)	8,569 (consolidated)
(10)	Major Business Partners	Mitsubishi Chemical Corporation Mitsubishi Tanabe Pharma Corporation Mitsubishi Plastics, Inc.	Mitsubishi Corporation, and others
(11)	Major Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation
(12)	Major Shareholders and Shareholding Ratio (as of September 30, 2009)	The Master Trust Bank of Japan Ltd. (Trust Account)	4.7%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.8%
		Meiji Yasuda Life Insurance Company (Standing proxy) Trust & Custody Services Bank, Ltd.	4.0%	The Master Trust Bank of Japan Ltd. (Trust Account)	4.6%
		Takeda Pharmaceutical Company Limited	3.4%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.6%
(13)	Relationship between the Parties to the Share Exchange	Capital Relationship	As of April 28, 2010, MCHC holds 447,432,313 shares (equivalent to 74.57%) of MRC’s issued and outstanding shares.
		Personnel Relationship	There is no personnel relationship between MCHC and MRC to be noted. In addition, there is no personnel relationship between related persons and related companies of MCHC and those of MRC to be noted.
Transactional Relationship
There is no transactional relationship between MCHC and MRC to be noted.  In addition, there is no transactional relationship between related persons and related companies of MCHC and those of MRC to be noted.

		Relationship with related parties	As of April 28, 2010, MRC is considered a related party of MCHC as it is a consolidated subsidiary of MCHC.
(14)	Financial Conditions and Business Results for the Most Recent Three Fiscal Years (Note 3)
	Mitsubishi Chemical Holdings Corporation (Consolidated)			Mitsubishi Rayon Co., Ltd. (Consolidated)
Fiscal Year End	Year ended March 2007	Year ended March 2008	Year ended March 2009	Year ended March 2007	Year ended March 2008	Year ended March 2009
Net Assets	758,752	1,095,927	940,114	225,713	215,819	160,995
Total Assets	2,318,832	2,765,837	2,740,876	449,578	451,540	408,933
Net Assets per Share (JPY)	520.05	601.45	486.09	354.32	348.59	258.26
Net Sales	2,622,820	2,929,810	2,909,030	417,027	418,529	345,048
Operating Income (Loss)	128,589	125,046	8,178	59,665	37,508	(7,612)
Ordinary Income (Loss)	141,296	128,885	(1,906)	58,471	33,968	(3,758)
Net Income (Loss)	100,338	164,064	(67,178)	31,273	14,274	(28,950)
Net Income per Share (JPY)	73.25	119.51	(48.81)	52.15	23.91	(50.58)

Dividend Per Share (JPY)	14.00	16.00	12.00	10.00	11.00	4.00

(Note 1)	The information is as of December 31, 2009, unless otherwise specified.

(Note 2)
Changes in the amount of paid-in capital and the aggregate number of issued and outstanding shares, during the period from December 31, 2009 until April 28, 2010, as a result of the exercise of the stock acquisition rights which are attached to the bonds with stock acquisition rights have not been taken into consideration.

(Note 3)	Unit is millions of JPY, unless otherwise specified.

5.	Post-Share Exchange Situation

Parent Company and Sole Shareholder after the Share Exchange
(1)	Trade Name	Mitsubishi Chemical Holdings Corporation
(2)	Address	14-1, Shiba 4-chome, Minato-ku, Tokyo
(3)	Name and Title of Representative	Yoshimitsu Kobayashi, Representative Director, Member of the Board, President & Chief Executive Officer
(4)	Business Description	Management of the business activities of its group companies (including strategy planning for the whole group and distribution of resources)
(5)	Paid-in Capital	JPY50 billion
(6)	Fiscal Year End	March 31
(7)	Net Assets	Yet to be determined at this time
(8)	Total Assets	Yet to be determined at this time

(Note)
Changes in the amount of paid-in capital, during the period from December 31, 2009 until April 28, 2010, as a result of the exercise of the stock acquisition rights which are attached to the bonds with stock acquisition rights have not been taken into consideration.

6.	Summary of Accounting Procedures

The Share Exchange will be considered as a transaction with minority shareholders, among transactions by and between corporations which are under control of the same company (kyoutsu shihaika torihiki tou).  The amount of goodwill which is expected to be incurred as a result of the Share Exchange is not yet determined at this time.

7.	Future Outlook

Impact of the Share Exchange on MCHC’s consolidated and non-consolidated business results are currently being reviewed by MCHC.  If revisions to the business results forecasts become necessary or there are matters which should be announced, MCHC will promptly disclose such matters pursuant to the Rules on Timely Disclosure of Corporate Information of Issuer of Listed Securities of the respective stock exchange(s).

8.	Matters with Respect to Transactions with Controlling Shareholders

For MRC, the Share Exchange is considered a transaction with controlling shareholders.  MRC is not in a position where MCHC, its parent company, or MCHC’s group companies, interfere with its free conduct of business activities, and MRC is aware that it has secured a certain level of independence.  Furthermore, in conducting transactions with MCHC or MCHC’s group companies, MRC makes appropriate decisions based on the same standards it employs with respect to conducting transactions with other companies and has secured managerial independence.

MRC maintains the abovementioned managerial independence with respect to the Share Exchange, carefully discuss details of transactions and the fairness of their conditions, and in addition, makes determinations subsequent to implementing measures to ensure fairness based on the measures under “3. (5) Measures to Ensure Fairness” above.

 (End of Document)

(Reference)	Earnings Projection for the Current Fiscal Year and Actual Results for the Previous Fiscal Year

Mitsubishi Chemical Holdings Corporation

(Earnings Projection for the Current Fiscal Year has been announced on March 12, 2010) (Consolidated)
(in millions of JPY)
	Net Sales	Operating Income	Ordinary Income (loss)	Net Income
Earnings Projection (Fiscal Year ended March 31, 2010)	2,530,000	70,000	58,000	11,000
Actual Results (Fiscal Year ended March 31, 2009)	2,909,030	8,178	(1,906)	(67,178)

Mitsubishi Rayon Co., Ltd.

(Earnings Projection for the Current Fiscal Year has been announced on April 28, 2010) (Consolidated)
(in millions of JPY)
	Net Sales	Operating Income (loss)	Ordinary Income (loss)	Net Income (loss)
Earnings Projection (Fiscal Year ended March 31, 2010)	365,000	5,400	(6,100)	(5,000)
Actual Results (Fiscal Year ended March 31, 2009)	345,048	(7,612)	(3,758)	(28,950)

(Note)

In preparing and giving, and making underlying valuation of the share value in relation thereof, of J.P. Morgan’s opinion and share exchange ratio report as of April 28, 2010 (collectively, “Opinions, etc.”), J.P. Morgan relied upon and assumed the accuracy and completeness of any and all information that was publicly available or was furnished to or discussed with J.P. Morgan by MCHC or MRC or otherwise reviewed by or for J.P. Morgan (including, without limitation, details of the facts (the “Facts”) described in the press release titled “Notice regarding administrative action related to violation of Pharmaceutical Affairs Law” published by Mitsubishi Tanabe Pharma Corporation on April 13, 2010, which is attached as an annex to the press release titled “Notice regarding administrative action against a consolidated subsidiary related to its violation of the Pharmaceutical Affairs Law” published by MCHC on the same date, and the explanation given to J.P. Morgan by management of MCHC and MRC with respect to the possible impacts which the Facts could have on the financial condition and future prospects of results and operations of MCHC and other certain matters), and J.P. Morgan did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was provided with any valuation or appraisal of any assets or liabilities. Further, J.P. Morgan did not evaluate the solvency of MCHC or MRC under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of MCHC and MRC as of April 28, 2010 on which the Opinions, etc. were prepared as to the expected future results of operations and financial condition of MCHC and MRC to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.  In preparing and giving, and making underlying valuation of the share value in relation thereof, of Opinions, etc., J.P. Morgan assumed that the Facts would not materially affect in any way the financial condition and future prospects and operations of MCHC and other certain matters.  J.P. Morgan expressed no view as to the said assumption.
Opinions, etc. made by J.P. Morgan are necessarily based on economic, market and other conditions as of April 28, 2010, and the information made available to J.P. Morgan as of that date. It should be understood that subsequent developments may affect the opinions and the result of the valuation stated in the Opinions, etc. and that J.P. Morgan does not have any obligation to update, revise, or reaffirm these opinions or the result of the valuation. J.P. Morgan’s opinions stated in the Opinions, etc. are limited to the fairness, from a financial point of view, of the Share Exchange Ratio to the holders of common stock of MRC in the Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange and the Share Exchange Ratio to the holders of any other class of securities, creditors or other constituencies of MCHC or MRC, or as to the opinion expressed by MRC or the board members of MRC in connection with the Share Exchange.
J.P. Morgan expressed no opinion as to the price at which common stock of MCHC or common stock of MRC will trade at any future time after April 28, 2010.
J.P. Morgan also assumed that the Share Exchange and the other transactions contemplated by the Share Exchange Agreement will be consummated as described in the Share Exchange Agreement. J.P. Morgan also assumed that the representations and warranties made by MCHC and MRC in the Share Exchange Agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis and that MRC will have no exposure under any indemnification obligations contained in the Share Exchange Agreement or the related agreements in any amount material to J.P. Morgan’s analysis. J.P. Morgan relied on the advice of counsel as to all legal matters relevant to the rendering of its opinion stated in the Opinions, etc. J.P. Morgan is not a legal, regulatory or tax expert and thus relied on the assessments made by advisors to MRC with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any adverse effect on MCHC or MRC, or on the contemplated benefits of the Share Exchange.
The projections for MCHC and MRC furnished to J.P. Morgan were prepared by the management of MCHC and MRC respectively. MCHC and MRC do not publicly disclose internal management projections provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Share Exchange Ratio and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.
Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Exchange, or any class of such persons relative to the Share Exchange Ratio or with respect to the fairness of any such compensation. J.P. Morgan expressed no view as to the rightness of the decisions made by MRC, or the appropriateness or fairness of the decision-making process thereof, with respect to the Management Integration, Share Exchange and execution of the Share Exchange Agreement (including, without limitation, the analysis and evaluation of the Facts by MRC and the decisions made by MRC, which were made after consideration of the result of such analysis and evaluation, with respect to the contents and timing of the execution of the Share Exchange Agreement.) J.P. Morgan expressed no view as to any aspect of the Management Integration other than those explicitly described in the Opinions, etc.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of the Opinions, etc. is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion.  Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of MCHC or MRC, or its advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed in the analysis as a comparison is identical to MCHC or MRC, or any of their respective operating units or subsidiaries. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of MCHC or MRC. The analyses made by J.P. Morgan necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to MCHC or MRC.
In preparing the Opinions, etc., J.P. Morgan noted that J.P. Morgan is not authorized to and did not solicit any expressions of interest from any other parties with respect to any combination of all or part of MRC with any other party or any other alternative transaction.
J.P. Morgan acted as financial advisor to MRC with respect to the Management Integration and will receive a fee from MRC for its services, including a portion of which will become payable if the proposed Management Integration is consummated. In addition, MRC has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, and will indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding the dates of the Opinions, etc., neither J.P. Morgan nor its affiliates have had any other financial advisory or other commercial or investment banking relationships with MCHC or MRC, or their affiliates. In the ordinary course of businesses of J.P. Morgan and its affiliates, J.P. Morgan and its affiliates may actively trade the debt and equity securities of MCHC or MRC for its own account or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities. J.P. Morgan and its affiliates may provide investment banking services and other business services relating to financial instruments to MCHC or MRC, or their affiliates, and may receive a fee therefrom in the future.